Exhibit 23.1

Gaffney, Cline & Associates, Inc.

1300 Post Oak Blvd., Suite 1000 Houston, TX 77056 Telephone: +1 713 850 9955 www.gaffney-cline.com

DKM/gjh/C1900.02	April 18, 2012

YPF S.A.

Macacha Guemes 515

C1106BKK Buenos Aires

Argentina

Consent of Independent Petroleum Engineers

Gentlemen:

We hereby consent to the references to Gaffney, Cline & Associates Inc. and the inclusion of our third party reports dated March 26 and March 27, 2013 and the information included therein in sections “Information on the Company-Exploration and Production” and “Exhibits” in YPF S.A.’s report on Form 20-F for the year ended December 31, 2012 to be filed with the United States Securities and Exchange Commission.

Gaffney, Cline & Associates Inc. audited certain areas in Argentina in which YPF has interests. These external audits were performed with an as of date of September 30, 2012 and December 31, 2012, as per corresponds.

Yours sincerely,

GAFFNEY, CLINE & ASSOCIATES, INC.

David K. Morgan
Technical Director